September 25, 2019

Richard Heddle
Chief Executive Officer
Plastic2Oil, Inc.
20 Iroquois Street
Niagara Falls, NY 14303

       Re: Plastic2Oil, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed June 3, 2019
           File No. 000-52444

Dear Mr. Heddle:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery